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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/05**___ AND ENDING___**12/31/05**___

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MACK INVESTMENT SECURITIES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1939 WAUKEGAN ROAD, SUITE 300

(No. and Street)

GLENVIEW   **IL**   **60025**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN W. MACK   **(847) 657-6600**

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.

(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD, SUITE 300   **DEERFIELD**   **IL**   **60015**

   (Address)   (City)   (State)   (Zip Code)

PROCESSED

APR 21 2006

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __STEPHEN W. MACK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__MACK INVESTMENT SECURITIES, INC. & MACK INVESTMENT INSURANCE BROKERAGE, INC.__ , as

of __AND FOR THE YEAR ENDED DECEMBER 31__ , 20 __05____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditor'S Report on Internal Control.**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2005

Table of Contents Page

Supplementary Information



Frost Ruttenberg & Rothblatt, P.C.

Celebrating fr 50 Years

111 Pfingsten Rd. • Suite 300 • Deerfield, IL 60015
Tel 847.236.1111 • Fax 847.236.1155

One North LaSalle St. • Suite 1500 • Chicago, IL 60602
Tel 312.263.4455 • Fax 312.419.6689

www.frronline.com

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2005, and the related combined statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily to form an opinion on the basic combined financial statements, taken as a whole as stated in the preceding paragraph. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic combined financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Frost Ruttenberg and Rothblatt, P.C.

February 3, 2006
Deerfield, Illinois

- 1 -

Financial Statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2005

Assets

Current Assets

Cash and Cash Equivalents	$	136,973
Commissions and Advisory Fees Receivable		237,300
Receivable from and Deposit with Clearing Broker		32,014
Securities Owned		11,054
Other Assets		3,614
Total Current Assets		**420,956**

Property and Equipment (Net of Accumulated Depreciation of $284,255)		**39,450**
Total Assets	**$**	**460,406**

Liabilities and Stockholder's Equity

Commissions Payable	$	136,474
Accounts Payable and Accrued Expenses		30,476
Note Payable - Auto - Current Portion		7,078
Total Current Liabilities		**174,029**

Long-Term Liabilities

Note Payable - Auto		14,759
Total Long-Term Liabilities		**14,759**
Total Liabilities		**188,788**

Stockholder's Equity		**271,618**
Total Liabilities and Stockholder's Equity	**$**	**460,406**

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Income
For the Year Ended December 31, 2005

	Amount
Revenue	
Advisory Fees	$ 1,611,594
Commissions	758,747
Other Income	44,305
Total Revenue	**2,414,647**
Expenses	
Commission and Brokerage Expenses	1,206,519
Office Salaries and Benefits	909,402
Occupancy and Communications	116,288
Travel and Entertainment	24,911
Professional Fees	36,560
Dues and Subscriptions	24,311
Other	62,309
Total Expenses	**2,380,299**
Net Income	**$ 34,347**

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock*		Paid-In Surplus	Retained Earnings	Total
	Shares	Amount			
Balance, Beginning of Year	**2,000**	$ **2,000**	$ **56,858**	$ **178,413**	$ **237,271**
Net Income				34,347	34,347
Balance, End of Year	**2,000**	$ **2,000**	$ **56,858**	$ **212,760**	$ **271,618**

*The common stock of Mack Investment Securities, Inc. has a $1 par value, with 10,000 shares authorized, and 1,000 shares issued and outstanding. The common stock of Mack Investment Insurance Brokerage, Inc. has a $1 par value, with 100,000 shares authorized, and 1,000 shares issued and outstanding.

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities		
Net Income	$	**34,347**
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities		
Depreciation		3,319
Unrealized Gain on Securities Owned		(7,234)
(Increase) Decrease in Assets		
Commissions and Advisory Fees Receivable		(5,473)
Receivable from and Deposit with Clearing Broker		972
Increase (Decrease) in Liabilities		
Commissions Payable		5,453
Accrued Expenses and Other Current Liabilities		10,102
Total Adjustments		**7,139**
Net Cash Provided By (Used In) Operating Activities		**41,486**
Cash Flows From Investing Activities		
Payments for Acquisition of Property and Equipment		(5,676)
Net Cash Provided By (Used In) Investing Activities		**(5,676)**
Cash Flows From Financing Activities		
Payments on Note Payable - Auto		(13,487)
Net Cash Provided By (Used In) Financing Activities		**(13,487)**
Increase (Decrease) in Cash and Cash Equivalents		**22,323**
Cash and Cash Equivalents - Beginning		114,650
Cash and Cash Equivalents - Ending	$	**136,973**
Cash Paid for Interest	$	**814**

The accompanying Notes to Financial Statements are an integral part of this Report.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2005

Note (1)   Summary of Significant Accounting Policies

A. Business

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission, and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

These combined entities are referred to as the Company. The accompanying combined financial statements reflect the accounts of MIS and MII, which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

C. Commissions and Advisory Fees Receivable and Payable

Commissions and Advisory Fees Receivable represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

D. Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

	Years
Vehicles	5
Furniture and Equipment	5-7

Depreciation expense was $3,319 for the year ended December 31, 2005.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2005

Note (1)   Summary of Significant Accounting Policies - continued

E. Income Taxes

The stockholders of the Company have elected to be taxed as a small business corporation under Internal Revenue Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reportable on the individual income tax returns of the stockholders for federal and state income tax purposes. The Company is responsible for state replacement taxes.

F. Securities Transactions

Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred. Securities owned are carried at market value with the resulting unrealized gains and losses reflected in income.

G. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2)   Revenue Recognition

Securities and insurance transactions and the related commission revenues and expenses are recorded on trade date. Advisory fees are recognized as earned and are based primarily on assets managed.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2005

Note (3)   Net Capital Requirement

MIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, MIS is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, MIS had net capital and net capital requirements of approximately $134,103 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note (4)   Note Payable - Auto

In July 2005, the Company financed the purchase of a vehicle through a note payable. The note is payable in sixty monthly installments of $650, including principal and interest at 3.9%. The note is secured by the vehicle purchased, and has an outstanding balance of $21,837 at December 31, 2005. The Company has been paying additional principal in advance of its due date. Future maturities are as follows:

2006	$ 7,078
2007	7,359
2008	7,400
Total	**$ 21,837**

The purchase of the vehicle for $35,324 has been treated as noncash for purposes of the statement of cash flows.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2005

Note (5)   Leases

The Company leases office space under an operating lease that expires in June 2009. At December 31, 2005, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2006	$ 44,139
2007	45,287
2008	46,464
2009	23,530
Total	**$ 159,420**

The Company's rent expense for the year ended December 31, 2005 was $43,111.

Note (6)   Off-Balance Sheet Risk

Securities transactions of customers are introduced to and cleared through MIS's clearing broker. Under the terms of its clearing agreement, MIS is required to guarantee the performance of its customers in meeting contract obligations. In conjuction with the clearing broker, MIS seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk. MIS does not anticipate nonperformance by customers or its clearing broker. In addition, MIS has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note (7)   Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company incurred contribution expense of $12,500 during the year ended December 31, 2005.

Supplementary Information

Broker or Dealer Mack Investment Securities, Inc.	As of December 31, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 271,618	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital		271,618	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			[3525]
5.	Total capital and allowable subordinated liabilities		$ 271,618	[3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 131,857 [3540]		
	B. Secured demand note deficiency	[3590]		
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]		
	D. Other deductions and/or charges	4,000 [3610]	135,857	[3620]
7.	Other additions and/or allowable credits (list)			[3630]
8.	Net capital before haircuts on securities positions		$ 135,761	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	0 [3670]		
	C. Trading and investment securities:			
	1. Exempted securities	[3735]		
	2. Debt securities	[3733]		
	3. Options	[3730]		
	4. Other securities	1,658 [3734]		
	D. Undue Concentration	[3650]		
	E. Other (list)	0 [3736]	1,658	[3740]
10.	Net Capital		$ 134,103	[3750]
			Omit Pennies	

*Nonallowable assets are as follows:

Commissions and advisory fees receivable, nonallowable portion	$ 88,793
Property and Equipment - Net	39,450
Other assets	3,614
	$ 131,857

There are no material differences between the above computation and MIS's corresponding unaudited FOCUS Part IIA

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Mack Investment Securities, Inc.	As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 11,130	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000	[3758]
13.	Net capital rquirement (greater of line 11 or 12)	50,000	[3760]
14.	Excess net capital (line 10 less 13)	84,103	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 117,408	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ 166,950	[3790]
17.	Add:				
	A. Drafts for immediate credit	$ 0	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (list)	0	[3820]		[3820]
19.	Total aggregate indebtedness			$ 166,950	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	124	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%		[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items of $120,000	$	[3920]

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There are no material differences between the above computation and MIS's corresponding unaudited FOCUS Part IIA

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Mack Investment Securities, Inc.   **As of December 31, 2005**

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

25. Identify below the section which an exemption from Rule 15c3-3 is claimed:
    A. (k)(1) - Limited business (mutual funds and/or variable annuities only)   _____   [4550]
    B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained   _____   [4560]
    C. (k)(2)(ii) - all customer transactions cleared through another broker-dealer on a fully disclosed basis.
       Name of clearing firm: Mesirow Financial, Inc.   [4335] ____X____   [4570]
    D. (k)(3) - Exempted by order of the Commission   _____   [4580]

There are no material differences between the above computation and MIS's corresponding unaudited FOCUS Part IIA

The accompanying Notes to Financial Statements are an integral part of this Report.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS



111 Pfingsten Rd. • Suite 300 • Deerfield, IL 60015
Tel 847.236.1111 • Fax 847.236.1155

One North LaSalle St. • Suite 1500 • Chicago, IL 60602
Tel 312.263.4455 • Fax 312.419.6689

www.frronline.com

Frost
Ruttenberg
& Rothblatt, P.C.

To the Board of Directors
Mack Investment Securities, Inc.
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the combined financial statements of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. ("the Company") for the year ended December 31, 2005, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the combined financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial fuctions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of **DFK**

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exhange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2006

Deerfield, Illinois

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Financial Statements and
Supplementary Information and
Auditor's Report

December 31, 2005

